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SEC FILE NUMBER
8-02671

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/11 (MM/DD/YY) AND ENDING 11/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Jefferies Execution Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 11th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vladimir Bord — 646-805-5415
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	NY	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

JEFFERIES EXECUTION SERVICES, INC.

(SEC I.D. No. 8-02671) SEC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE AS OF AND FOR THE
YEAR ENDED NOVEMBER 30, 2012
AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

JEFFERIES EXECUTION SERVICES, INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

AFFIRMATION

I, Vladimir Bord, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Jefferies Execution Services, Inc. as of November 30, 2012 and for the year then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — January 25, 2013
Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 25th day of January 2013

Notary Public

MATTHEW B. FLUDGATE
Notary Public, State of New York
No. 01FL5001197
Qualified in New York County
Commission Expires [redacted]
Nov 1, 2014

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Jefferies Execution Services, Inc.

We have audited the accompanying statement of financial condition of Jefferies Execution Services, Inc. (the "Company") as of November 30, 2012, and the related statements of income, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Jefferies Execution Services, Inc. at November 30, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management and was derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedule has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedule directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

January 25, 2013

JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2012
(Dollars in thousands, except per share and share amounts)

ASSETS

Cash and cash equivalents	$ 13,125
Receivable from Parent	3,268
Receivable from Jefferies & Company, Inc.	1,699
Commissions receivable	145
Premises and equipment - net	54
Other assets	56
Total assets	$ 18,347

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other liabilities	$ 2,022
STOCKHOLDER'S EQUITY:	
Common stock of $0.05 par value — authorized 20,000,000 shares; issued and outstanding 19,881,383 shares	994
Additional paid-in capital	12,065
Retained earnings	3,266
Total stockholder's equity	16,325
Total liabilities and stockholder's equity	$ 18,347

See notes to financial statements.

JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF EARNINGS
YEAR ENDED NOVEMBER 30, 2012
(Dollars in thousands)

REVENUES:	
Commissions	$ 7,928
Other revenues	40
Total revenues	7,968
NON-INTEREST EXPENSES:	
Technology and communications	2,168
Services provided by Jefferies & Company, Inc.	1,500
Compensation and benefits	1,170
Floor brokerage and clearing fees	106
Occupancy and equipment rental	11
Trading licenses, exchange membership dues and other expenses	538
Total non-interest expenses	5,493
EARNINGS BEFORE INCOME TAXES	2,475
INCOME TAX EXPENSE	1,124
NET EARNINGS	$ 1,351

See notes to financial statements.

JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED NOVEMBER 30, 2012
(Dollars in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE — November 30, 2011	$ 994	$ 12,062	$ 8,325	$ 21,381
Net earnings	-	-	1,351	1,351
Dividend distribution to Parent			(6,410)	(6,410)
Tax benefit on stock based awards	-	3	-	3
BALANCE — November 30, 2012	$ 994	$ 12,065	$ 3,266	$ 16,325

See notes to financial statements.

JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30, 2012
(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net earnings	$ 1,351
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Loss on disposal of fixed assets	19
Depreciation and amortization	91
Decrease (increase) in operating assets:	
Receivable from Parent	(3,268)
Receivable from Jefferies & Company, Inc.	(471)
Commissions receivable	(35)
Deposit with clearing organization	2,900
Deferred income taxes	4,566
Other assets	27
(Decrease) increase in operating liabilities:	
Due to Parent	(3,767)
Accrued expenses and other liabilities	371
Net cash provided by operating activities	1,784
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of premises and equipment	(37)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividend distribution to Parent	(6,410)
Tax benefit from the issuance of stock based awards	3
Net cash used in financing activities	(6,407)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,660)
CASH AND CASH EQUIVALENTS — November 30, 2011	17,785
CASH AND CASH EQUIVALENTS — November 30, 2012	$ 13,125

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Pursuant to a tax sharing agreement, income taxes are settled with the Parent.

See notes to financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business — Jefferies Execution Services, Inc. (the "Company") is a wholly owned subsidiary of Jefferies Group, Inc. (the "Parent") and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Act"). The Company's business primarily consists of electronic and manual execution services on the New York Stock Exchange (the "NYSE") and other exchanges and electronic market places for Jefferies & Company, Inc. ("JefCo"), a registered broker-dealer and subsidiary of the Parent, and other financial institutions.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, as of November 30, 2012, the Company claims an exemption from Rule 15c3-3 of the Act based upon paragraph (k)(2)(ii). The Company clears transactions on a fully disclosed basis through JefCo.

On November 12, 2012, the Parent entered into an Agreement and Plan of Merger with Leucadia National Corporation ("Leucadia") (the "Merger Agreement"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth within the Merger Agreement, the Parent will become an indirect subsidiary of Leucadia and continue to operate as the holding company to the various regulated and unregulated operating subsidiaries, including the Company.

Basis of Presentation — The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. The most significant of these estimates and assumptions relate to accrued liabilities and the ability to realize deferred tax assets. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Subsequent events — Management has evaluated events and transactions that occurred subsequent to November 30, 2012 through the date that these financial statements were issued, and determined that there were no events or transactions during such period that would require recognition or disclosure in these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Commissions — Revenue is derived from commissions received for executing trades on the New York Stock Exchange and other exchanges and electronic market places for related and third party broker-dealers and institutions. Commission revenue is recorded on a trade-date basis.

Cash and Cash Equivalents — Cash equivalents consist of demand deposit and money market accounts not held for resale with original maturities of three months or less and valued based on quoted prices in active markets. Two financial institutions held such amounts at November 30, 2012.

Premises and Equipment — Premises and equipment are carried at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful lives of the related assets, which is generally three to ten years. Leasehold improvements are amortized using the

straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. As of November 30, 2012, Premises and equipment amounted to $2,175,000 and the related accumulated depreciation was $2,121,000.

Income Taxes — The results of operations of the Company are included in the consolidated Federal, New York state, New York City and other state income tax returns filed by the Parent. In states that neither accept nor require combined or unitary tax returns, the Company files separate state income tax returns. The Parent allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized.

The Company recognizes tax positions in the financial statement only when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than fifty percent likely of being realized upon settlement.

The Company recognizes interest expense, if any, related to unrecognized tax benefits in Interest expense and penalties, if any, are recognized in Trade licenses, exchange membership dues and other expenses in the Statement of Earnings.

On October 1, 2012, the Company and Parent entered into a tax sharing agreement, which allows for payments to or from the Parent resulting in the settlement of current and deferred tax assets and liabilities. Consequently, at November 30, 2012, all current and deferred taxes are offset with all other intercompany balances with the Parent.

Share-Based Compensation — The Parent issues restricted stock and restricted stock units ("RSUs") to certain employees of the Company under its Incentive Compensation Plan, primarily in connection with year end compensation. The compensation expense associated with these awards are generally accrued over the one year period prior to the grant date and are allocated to the Company by the Parent. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying requirements outlined in the award agreements.

Legal Reserves — In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker dealer. The Company is also involved, from time to time, in other reviews, investigations and proceedings, both formal and informal, by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

The Company recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a reasonable estimate of the probable loss is a range, the Company accrues the most likely amount of such loss, and if such an amount is not determinable, then the Company accrues the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management.

In many instances, it is not possible to determine whether any loss is probable or even possible, or to estimate the amount of any loss or the size of any range of loss. The Company believes that, in the aggregate, any pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on its results of operations, cash flows or financial condition. In addition, the Company believes that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided in the financial statements is not material.

3. OTHER REVENUES

Other revenues include trading gains and dividend income on the Company's money market accounts.

4. INCOME TAXES

The Company is subject to U.S. Federal income tax as well as income tax in multiple state jurisdictions. The Company files a consolidated U.S. Federal and state combined or unitary income tax return with its Parent. In states that neither accept nor require combined or unitary tax returns, the Company files separate state income tax returns.

The Company accounts for income taxes on a separate–company basis.

The current and deferred components of the income tax expense included in the Statement of Earnings are as follows (in thousands):

	Year ended November 30, 2012		
	Current	Deferred	Total
Federal	$ 218	$ 511	$ 729
State and local	24	371	395
	$ 242	$ 882	$ 1,124

Deferred income tax assets and liabilities are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. These temporary differences result in taxable or deductible amounts in future years and are measured utilizing tax rates that will be in effect when such differences are expected to reverse. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax assets and therefore no valuation allowance is required at November 30, 2012. Pursuant to the tax sharing agreement between the Company and its Parent, the Company settles its deferred tax assets and liabilities with the Parent periodically. In the absence of such an agreement, the Company

would have reported a deferred tax asset of approximately $3.7 million as of November 30, 2012, which is primarily related to the impairment of goodwill in prior years.

A reconciliation of the U.S. Federal income tax rate (35%) to the Company's effective tax rate is shown below (dollars in thousands):

Computed expected taxes at 35% of earnings before income taxes	$ 867	35.0 %
State and city income taxes — net of Federal income tax benefit	257	10.4 %
Income tax expense	$ 1,124	45.4 %

At November 30, 2012, the Company does not have any unrecognized tax benefits and no provision for interest or penalties related to unrecognized tax benefits.

The Company is currently under examination by the Internal Revenue Service and other major tax jurisdictions in which it has business operations. The Company does not expect that resolution of these examinations will have a material effect on the Statement of Financial Condition of the Company, but could have a material impact on the Statement of Earnings for the period in which such resolution occurs.

The table below summarizes the earliest tax years that remain subject to examination in the major tax jurisdictions in which the Company operates:

Jurisdiction	Tax Year
United States	2006
New York State	2001
New York City	2003

5. EMPLOYEE BENEFIT PLANS

The Company's employees are eligible to participate in various benefit plans of the Parent, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan ("ESPP") designed to qualify under Section 423 of the Internal Revenue Code ("IRC") and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. Certain employees of the Company also participates in a stock ownership and long-term incentive plan (the "Plan") sponsored by the Parent. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents, or other stock based awards.

There are no separate plans solely for the employees of the Company and therefore benefit plan expenses are determined based upon participation and are effected through an intercompany charge from the Parent. Included in Compensation and benefits on the Statement of Earnings are expenses related to these benefit plans amounting to $16,000 for the year ended November 30, 2012.

6. OFF-BALANCE SHEET RISK

In the normal course of business, the Company is involved in the execution of various customer securities transactions which exposes the Company to a variety of risks. Customer activities are executed and directed to clearing firms for settlement on a cash, margin or delivery-versus-payment basis. The Company seeks to control the risk associated with these executions by establishing and monitoring share and dollar limits applicable to each customer.

7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of the SEC and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is required to maintain minimum net capital, as defined in the Uniform Net Capital Rule 15c3-1 under the Act, of not less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. FINRA may require a member firm to reduce its business if its net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At November 30, 2012, the Company had net capital of $12,749,000, which exceeded the minimum regulatory net capital requirement by $12,499,000.

8. GUARANTEES

The Company is a member of numerous exchanges. Membership of these exchanges may require the Company to pay a proportionate share of the financial obligation of another member in the event of default by that member on its obligation to the exchange. The maximum potential liability under these membership agreements cannot be quantified however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, at November 30, 2012, no contingent liability is recorded in the Statement of Financial Condition.

9. RELATED-PARTY TRANSACTIONS

The Company has significant transactions with the Parent and its subsidiaries. The Receivable from Jefferies & Company, Inc. of $1,699,000 is primarily comprised of commission receivables.

Commission Revenue — Included in Commission revenues is approximately $7,176,000 of execution fees earned from JefCo.

Clearance and Administrative Activities — The Company clears its securities transactions through JefCo. In addition, JefCo provides the Company with certain administrative support, including data processing and administrative services. For the year ended November 30, 2012, the Company incurred approximately $2,701,000 relating to these services, which are included within the Services provided by Jefferies & Company, Inc. and Technology and communications expenses in the Statement of Earnings.

Dividend payment — On February 15, 2012, the Company paid a dividend to its Parent of $6,410,000.

Financing Activities — From time to time the Company obtains short-term financing from its Parent. Such borrowings are unsecured and generally payable on demand.

* * * * *

JEFFERIES EXECUTION SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF NOVEMBER 30, 2012
(Dollars in thousands)

Stockholder's equity	$	16,325
Deduct:		
Nonallowable assets		3,475
Net capital before haircuts on securities positions		12,850
Haircuts on securities – other		101
Net capital		12,749
Net capital requirement		250
Net capital in excess of requirement	$	12,499

Note. There were no material differences between the above Computation of Net Capital under Rule 15c3-1 and that filed with the Company's unaudited November 30, 2012 FOCUS Report filed on December 14, 2012.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 25, 2013

The Board of Directors
Jefferies Execution Services, Inc.
520 Madison Avenue, 11th Floor
New York, NY 10022

In planning and performing our audit of the financial statements of Jefferies Execution Services, Inc. (the "Company") as of and for the year ended November 30, 2012 (on which we issued our report dated January 25, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

January 25, 2013